t 01932 264 000 f 01932 264 297
e groupaccounts@michaelpage.com

15 September 2006

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA



Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Substantial shareholder notification – Capital Group of Companies
2. Purchase of own shares
3. Purchase of own shares
4. Purchase of own shares
5. Purchase of own shares
6. Purchase of own shares
7. Purchase of own shares
8. Substantial shareholder notification – Barclays plc
9. Substantial shareholder notification – Capital Group of Companies
10. Director / PDMR shareholding
11. Substantial shareholder notification – Capital Group of Companies
12. 2 copies of 2006 Interim Report

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

Michael Page International plc
Registered in England No. 3310225
Registered Office: Page House, 1 Dashwood Lang Road,
Addlestone, Weybridge KT15 2QW

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	11:11 15-Aug-06
Number	6683H

Michael Page
INTERNATIONAL

RNS Number:6683H
Michael Page International PLC
15 August 2006

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

CAPITAL GROUP OF COMPANIES AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

UNKNOWN

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES

10/08/06

11) Date listed company informed

15/08/06

12) Total holding following this notification

10,243,424

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

3.0%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932-264143

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification

15 AUGUST 2006

Letter to: Michael Page International plc
Dated 11 August 2006

Re: Section 198 Notification

Below is a Section 198 Notification dated 10 August 2006.

Please note that one or more of the affiliates of The Capital Group Companies, Inc. have made notifications to your company pursuant to Section 198 previously. For a description of our organization, please visit our Web site at www.capgroup.com.

For the purposes of this Notification an outstanding share balance of 341,629,702 shares was used to calculate the percentages of holdings of the relevant share capital which determine the notifiable interest. We believe this outstanding share balance is current;

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213)615-0469, or send a fax message to (213)486-9698, Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Letter from: The Capital Group Companies, Inc.

To: Michael Page International plc 198/90/1

Dated: 10 August 2006

SECTION 198 NOTIFICATION
Notification of Decrease

This Notice is given by The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Research and Management Company, Capital International, inc., Capital International S.A., Capital Guardian Trust Company, and Capital International Limited, pursuant to Section 198 of the Companies Act 1985.

The interest in the relevant share capital indicated below arises by virtue of holdings attributed to the Companies (see Schedule A). These holdings form part of funds managed on behalf of investment clients by the Companies.

Share capital to which this relates:

Ordinary Shares (341,629,702 shares outstanding)

Number of shares in which the Companies have an interest:

10,243,424

Name(s) of registered holder(s):

See Schedule B

As of 10 August 2006

Michael Page International plc	Number of Shares
The Capital Group Companies, Inc. ("CG") holdings	10,243,424
Holdings by CG Management Companies and Funds:	
• Capital Guardian Trust Company	1,221,625
• Capital International Limited	2,176,509
• Capital International S.A.	346,500
• Capital International, Inc	82,600
• Capital Research and Management Company	6,416,190

Schedule A

Schedule of holdings in Michael Page International plc
As of 10 August 2006

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited	50,100
Chase Nominees Limited	790,864
Midland Bank plc	80,800
Nortrust Nominees	299,861

TOTAL	1,221,625

Schedule B

Capital International Limited

Registered Name		Local Shares
State Street Nominees Limited		12,600
Bank of New York Nominees		343,109
Northern Trust		285,908
Chase Nominees Limited		473,120
Midland Bank plc		22,200
Morgan Guaranty		77,800
Nortrust Nominees		376,000
State Street Bank & Trust Co.		69,200
Citibank NA		133,000
HSBC Bank plc		265,300
Mellon Bank N.A.		48,700
Bank One London		14,400
Nordea Bank		55,172
	TOTAL	2,176,509

Schedule B

Capital International S.A.

Registered Name		Local Shares
Chase Nominees Limited		221,200
Midland Bank plc		6,100
Pictet & Cie, Geneva		20,200
Lloyds Bank		7,300
HSBC Bank plc		91,700
	TOTAL	346,500

Schedule B

Capital International, Inc.

Registered Name		Local Shares
Chase Nominees Limited		36,000
Nortrust Nominees		32,600
HSBC Bank plc		14,000
	TOTAL	82,600

Schedule B

Capital Research and Management Company

Registered Name		Local Shares
State Street Nominees Limited		6,416,190
	TOTAL	6,416,190

Schedule B

This information is provided by RNS
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Regulatory Announcement

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	18:00 15-Aug-06
Number	7114H

Michael Page INTERNATIONAL

RNS Number:7114H
Michael Page International PLC
15 August 2006

Headline: Purchase of own shares

The Company purchased for cancellation on 15th August 2006 1,000,000 ordinary shares at a price of 315.24 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 339,290,225 ordinary shares.

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:15 18-Aug-06
Number	8742H

Michael Page
INTERNATIONAL

RNS Number:8742H
Michael Page International PLC
18 August 2006

Headline: Purchase of own shares

The Company purchased for cancellation on 18th August 2006 400,000 ordinary shares at a price of 336.56 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 338,890,225 ordinary shares.

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:42 21-Aug-06
Number	9299H

Michael Page INTERNATIONAL

RNS Number:9299H
Michael Page International PLC
21 August 2006

Headline: Purchase of own shares

The Company purchased for cancellation on 21st August 2006 500,000 ordinary shares at a price of 337.71 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 338,390,225 ordinary shares.

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:07 22-Aug-06
Number	9797H

Michael Page
INTERNATIONAL

RNS Number:9797H
Michael Page International PLC
22 August 2006

Headline: Purchase of own shares

The Company purchased for cancellation on 22nd August 2006 1,000,000 ordinary shares at a price of 339.49 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 337,390,225 ordinary shares.

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:24 24-Aug-06
Number	0973I

Michael Page
INTERNATIONAL

RNS Number:0973I
Michael Page International PLC
24 August 2006

Headline: Purchase of own shares

The Company purchased for cancellation on 24th August 2006 1,000,000 ordinary shares at a price of 335.34 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 336,396,661 ordinary shares.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Purchase of Own Shares
Released	17:45 25-Aug-06
Number	1521I

Michael Page
INTERNATIONAL

RNS Number:1521I
Michael Page International PLC
25 August 2006

Headline: Purchase of own shares

The Company purchased for cancellation on 25th August 2006 700,000 ordinary shares at a price of 336 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 335,696,661 ordinary shares.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:00 05-Sep-06
Number	5221I

Michael Page
INTERNATIONAL

RNS Number:5221I
Michael Page International PLC
05 September 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

687,710

8) Percentage of issued Class (any treasury shares held by the company should not be taken into account when calculating percentage)

0.20%

9) Class of security

ORDINARY SHARES

31/08/06

11) Date company informed

05/09/06

12) Total holding following this notification

23,388,261

13) Total percentage holding of issued class following this notification (any treasury shares held by the company should not be taken into account when calculating percentage)

6.97%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932-246143

16) Name and signature of authorised company official responsible for making this notification

J. TATHAM

Date of Notification

5TH SEPTEMBER 2006

Legal Entity		Holding	Percentage Held
Gerrard Ltd		189,881	.0566
Barclays Global Investors Australia Ltd		229,132	.0683
Barclays Capital Securities Ltd		3,221,346	.9596
Barclays Capital Inc		342,155	.1019
Barclays Life Assurance Co Ltd		1,092,370	.3254
Barclays Global Fund Advisors		136,984	.0408
Barclays Global Investors Japan Ltd		34,138	.0102
Barclays Global Investors Canada Ltd		25,173	.0075
Barclays Private Bank Ltd		21,500	.0064
Barclays Global Investors Japan Trust & Banking		375,791	.1119
Barclays Global Investors Ltd		13,998,404	4.1700
Barclays Global Investors, N.A.		3,721,387	1.1086
	Group Holding	23,388,261	6.9672

Registered Holder	Account Designation	Holding

BANK OF NEW YORK		23,278
BARCLAYS CAPITAL NOMINEES LIMITED		1,019,442
BARCLAYS CAPITAL NOMINEES LIMITED		342,155
BARCLAYS CAPITAL NOMINEES LIMITED		2,201,904
Barclays Global Investors Canada		25,173
BNP PARIBAS		17,059
BOISS NOMINEES LTD	4224361	325,660
CHASE NOMINEES LTD	16376	161,557
CHASE NOMINEES LTD	20947	10,103,879
CHASE NOMINEES LTD	21359	349,117
CHASE NOMINEES LTD	28270	138,863
CHASE NOMINEES LTD	28270	118,357
CIBC MELLON GLOBAL SECURITIES		13,261
Greig Middleton Nominees Limited (GM1)		47,700
INVESTORS BANK AND TRUST CO.		279,642
INVESTORS BANK AND TRUST CO.		356,150
INVESTORS BANK AND TRUST CO.		59,489
INVESTORS BANK AND TRUST CO.		20,438
INVESTORS BANK AND TRUST CO.		13,948
INVESTORS BANK AND TRUST CO.		72,127
INVESTORS BANK AND TRUST CO.		5,299
INVESTORS BANK AND TRUST CO.		29,517
INVESTORS BANK AND TRUST CO.		20,149
INVESTORS BANK AND TRUST CO.		1,671,719
INVESTORS BANK AND TRUST CO.		650,856
INVESTORS BANK AND TRUST CO.		107,659
INVESTORS BANK AND TRUST CO.		27,339
INVESTORS BANK AND TRUST CO.		20,592
INVESTORS BANK AND TRUST CO.		8,733
INVESTORS BANK AND TRUST CO.		3,019
JP MORGAN (BGI CUSTODY)	16331	93,516
JP MORGAN (BGI CUSTODY)	16341	307,185
JP MORGAN (BGI CUSTODY)	16341	194,363
JP MORGAN (BGI CUSTODY)	16344	95,402
JP MORGAN (BGI CUSTODY)	16345	144,684
JP MORGAN (BGI CUSTODY)	16400	2,790,631
JP MORGAN (BGI CUSTODY)	18409	267,560
JPMorgan Chase Bank		20,150
JPMorgan Chase Bank		3,620
JP MORGAN CHASE BANK		11,219
JPMorgan Chase Bank		45,284
JPMorgan Chase Bank		3,113
JPMorgan Chase Bank		16,915
JPMorgan Chase Bank		34,820
JPMorgan Chase Bank		179,571
JPMorgan Chase Bank		48,826
JP MORGAN CHASE BANK		29,715
JP MORGAN CHASE BANK		199,417
JPMorgan Chase Bank		35,415
JPMorgan Chase Bank		9,146
JPMorgan Chase Bank		2,701
JPMorgan Chase Bank		1,918
Mellon Trust - US CUSTODIAN/		13,109
Mellon Trust - US CUSTODIAN/		31,828
MELLON TRUST OF NEW ENGLAND		18,216
Mitsui Asset		5,260
NORTHERN TRUST BANK -BGI SEPA		43,849
NORTHERN TRUST BANK -BGI SEPA		8,344
NORTHERN TRUST BANK -BGI SEPA		37,653
R C Greig Nominees Limited		72,085
R C Greig Nominees Limited a/c AK1		22,615
R C Greig Nominees Limited a/c BL1		6,980
R C Greig Nominees Limited a/c CM1		9,090
R C Greig Nominees Limited GP1		5,950
R C Greig Nominees Limited SA1		25,461
STATE STREET BANK & TRUST - WI		33,089
STATE STREET BOSTON		177,806
STATE STREET BOSTON		31,280
STATE STREET TRUST OF CANADA -		30,340
The Northern Trust Company - U		21,364
Trust & Custody Services Bank		3,190
ZEBAN NOMINEES LIMITED		21,500

Total	23,388,261

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	15:31 13-Sep-06
Number	9102I

Michael Page INTERNATIONAL

RNS Number:9102I
Michael Page International PLC
13 September 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

CAPITAL GROUP OF COMPANIES AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

UNKNOWN

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES

10) Date of transaction

11/09/06

11) Date listed company informed

13/09/06

12) Total holding following this notification

13,905,677

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

4.14%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932-264143

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification

13 SEPTEMBER 2006

As of 11 September 2006

Michael Page International plc	Number of Shares
The Capital Group Companies, Inc. ("CG") holdings	13,905,677
Holdings by CG Management Companies and Funds:	
• Capital Guardian Trust Company	1,221,625
• Capital International Limited	2,127,772
• Capital International S.A.	346,500
• Capital International, Inc	82,600
• Capital Research and Management Company	10,127,180

Schedule A

Schedule of holdings in Michael Page International plc

As of 11 September 2006

Capital Guardian Trust Company

Registered Name		Local Shares
State Street Nominees Limited		50,100
Chase Nominees Limited		790,864
Midland Bank plc		80,800
Nortrust Nominees		299,861
	TOTAL	1,221,625

Schedule B

Capital International Limited

Registered Name		Local Shares
State Street Nominees Limited		12,600
Bank of New York Nominees		294,372
Northern Trust		285,908
Chase Nominees Limited		473,120
Midland Bank plc		22,200
Morgan Guaranty		77,800
Nortrust Nominees		376,000
State Street Bank & Trust Co.		69,200
Citibank NA		133,000
HSBC Bank plc		265,300
Mellon Bank N.A.		48,700
Bank One London		14,400
Nordea Bank		55,172
	TOTAL	2,127,772

Schedule B

Capital International S.A.

Registered Name		Local Shares
Chase Nominees Limited		221,200
Midland Bank plc		6,100
Pictet & Cie, Geneva		20,200
Lloyds Bank		7,300
HSBC Bank plc		91,700
	TOTAL	346,500

Schedule B

Capital International, Inc.

Registered Name		Local Shares
Chase Nominees Limited		36,000
Nortrust Nominees		32,600
HSBC Bank plc		14,000
	TOTAL	82,600

Schedule B

Capital Research and Management Company

Registered Name	Local Shares

State Street Nominees Limited		6,416,190
Chase Nominees Limited		3,710,990
	TOTAL	10,127,180

Schedule B

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Company	Michael Page International PLC
TIDM	MPI
Headline	Director/PDMR Shareholding
Released	14:04 15-Sep-06
Number	0342J

Michael Page
INTERNATIONAL

RNS Number:0342J
Michael Page International PLC
15 September 2006

Director's shareholding

Michael Page International plc (the 'Company') announces that on 12 September 2006, Charles-Henri Dumon, an Executive Director of the Company, (i) exercised options under the Michael Page Executive Share Option Scheme ('ESOS') to acquire the number of Ordinary Shares of 1p each ('Shares')in the Company at the price per Share detailed below and (ii) sold the number of Shares at the price per Share detailed below.

Number of options exercised	108,133
Exercise price	£1.75p
Number of shares sold	108,133
% of Issued Share Capital	0.03%
Sale price	£3.555p

Following these transactions, Mr Dumon's total holding in the Company is shown below.

Shares / options	Number held and % of issued share capital
Shares	1,332,997 (0.40%)
ESOS Options	591,016
Incentive Share Plan Options	273,892
Annual Bonus Plan Options	161,129

This announcement is made in accordance with DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Michael Page International plc
Stephen Puckett, Group Finance Director 01932 264144

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Company Michael Page International PLC
TIDM MPI
Headline Holding(s) in Company
Released 14:29 15-Sep-06
Number 0352J

Michael Page
INTERNATIONAL

RNS Number:0352J
Michael Page International PLC
15 September 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF LISTED COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

CAPITAL GROUP OF COMPANIES AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

UNKNOWN

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

UNKNOWN

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

9) Class of security

ORDINARY SHARES

10) Date of transaction

13/09/06

11) Date listed company informed

15/09/06

12) Total holding following this notification

16,785,777

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

5.0%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932-264143

16) Name and signature of duly authorised officer of the listed company responsible for making this notification

Date of Notification

15 SEPTEMBER 2006

As of 13 September 2006

Michael Page International plc	Number of Shares
The Capital Group Companies, Inc. ("CG") holdings	16,785,777
Holdings by CG Management Companies and Funds:	
• Capital Guardian Trust Company	1,221,625
• Capital International Limited	2,127,772
• Capital International S.A.	346,500
• Capital International, Inc	82,600
• Capital Research and Management Company	13,007,280

Schedule A

Schedule of holdings in Michael Page International plc

As of 13 September 2006

Capital Guardian Trust Company

Registered Name		Local Shares
State Street Nominees Limited		50,100
Chase Nominees Limited		790,864
Midland Bank plc		80,800
Nortrust Nominees		299,861
	TOTAL	1,221,625

Schedule B

Capital International Limited

Registered Name		Local Shares
State Street Nominees Limited		12,600
Bank of New York Nominees		294,372
Northern Trust		285,908
Chase Nominees Limited		473,120
Midland Bank plc		22,200
Morgan Guaranty		77,800
Nortrust Nominees		376,000
State Street Bank & Trust Co.		69,200
Citibank NA		133,000
HSBC Bank plc		265,300
Mellon Bank N.A.		48,700
Bank One London		14,400
Nordea Bank		55,172
	TOTAL	2,127,772

Schedule B

Capital International S.A.

Registered Name		Local Shares
Chase Nominees Limited		221,200
Midland Bank plc		6,100
Pictet & Cie, Geneva		20,200
Lloyds Bank		7,300
HSBC Bank plc		91,700
	TOTAL	346,500

Schedule B

Capital International, Inc.

Registered Name		Local Shares
Chase Nominees Limited		36,000
Nortrust Nominees		32,600
HSBC Bank plc		14,000
	TOTAL	82,600

Schedule B

Capital Research and Management Company

Registered Name Local Shares

State Street Nominees Limited		6,416,190
Chase Nominees Limited		6,591,090
	TOTAL	13,007,280

Schedule B

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Global know-how. Specialist knowledge. Local offices.

Michael Page International plc

Interim Report 2006

Michael Page
INTERNATIONAL


Amsterdam


Brussels


Frankfurt


Geneva


Hong Kong


TIVOLI FORUM
Lisbon


London


Madrid


Mexico City


Milan


New York


Paris


Sao Paulo


Shanghai


Singapore


Stockholm


Sydney


Tokyo


Toronto


Warsaw

- Turnover up 24.6% to £312.0m (2005: £250.4m)
- Gross profit up 30.0% to £166.6m (2005: £128.2m)
- Operating profit up 47.4% to £45.1m (2005: £30.6m)
- £26.7m of cash generated from operations (2005: £20.1m)
- Gross profit from permanent placements up 33.6%
- Gross profit split between permanent and temporary placements was 75:25 (2005: 73:27)
- Basic earnings per share up 37.9% to 9.1p (2005: 6.6p)
  Diluted earnings per share 8.8p (2005: 6.5p)
- 11.35m shares repurchased at a cost of £39.7m
- Interim dividend up by 20.0% to 1.8p per share (2005: 1.5p)

[illegible]

[illegible] Chief Executive

Michael Page International is one of the world's leading professional recruitment consultancies, specialising in the placement of candidates in permanent, contract, temporary and interim positions with clients.

Worldwide presence

Michael Page has grown by organic expansion rather than through mergers or acquisitions. Established as a specialist recruiter in 1976, the group has expanded rapidly over the past 30 years and now has a global network of offices.

Our specialist areas are:

- Accounting, Tax and Treasury
- Banking and Financial Markets
- Consultancy, Strategy and Change
- Engineering & Manufacturing
- Human Resources
- IT & Technology
- Legal
- Marketing
- Procurement & Supply Chain
- Property & Construction
- Retail & Hospitality
- Sales
- Secretarial

An established brand

The Group has established a leading presence in many of the key markets for professional recruitment around the world and has positioned itself in certain other markets, which offer the opportunity for future growth.

Within its current largest markets, Michael Page has also built a regional presence: in the UK, France, Australia and the Americas. Consequently the Michael Page brand is among the most widely recognised brands in the professional recruitment industry.

A market leader

Michael Page is widely recognised as leading the development of the market for professional recruitment services around the world.

Business Superbrands

Michael Page International has again been awarded Business Superbrand status in the UK and France. A new Superbrand book is published every 18 months and features some of the UK's foremost B2B companies and this is the 4th consecutive time the company has been featured.

The Sunday Times 100 Best Companies to Work for 2006

Michael Page International is featured in the 'The Sunday Times 100 Best Companies to Work For' and received particular commendation for organic growth, people development and individual contribution to the business.

Britain's Top Employers 2005

The 2005 edition of 'Britain's Top Employers', compiled by the Corporate Research Foundation (CRF) and published by The Guardian, listed Michael Page as the UK's number one company in its 'Promotion and Benefits' category. This was because of our solid track record of fast-tracking where appropriate and recognising excellence where it exists.

CHAIRMAN'S STATEMENT

"The Group produced a strong set of results for the first half of 2006. Good growth was achieved, delivering significantly improved profits. We continued to invest in the business and there remain numerous opportunities for further expansion."

The Group's turnover for the six months ended 30 June 2006 increased by 24.6% to £312.0m (2005: £250.4m) and gross profit increased 30.0% to £166.6m (2005: £128.2m). The Group's business model, with inherent high operational gearing, combined with management's close attention to costs, resulted in operating profit increasing by 47.4% to £45.1m (2005: £30.6m). Profit before tax was £45.2m (2005: £30.5m).

We continued to invest in our global office network and our own people. At 30 June 2006 our staff numbers had increased to 3,230 (2005: 2,747) operating from 122 offices in 19 countries. During the period we opened in Mexico and our ongoing organic expansion programme will continue in the second half with openings planned in South Africa, Republic of Ireland, United Arab Emirates and Russia.

We generated significantly higher growth in gross profit from permanent placements (+33.6%) than from temporary placements (+20.1%). In the first half of 2006 the mix of the Group's turnover and gross profit between permanent and temporary placements was 42:58 (2005: 39:61) and 75:25 (2005: 73:27) respectively. The gross margin on temporary placements increased to 23.2% (2005: 22.9%).

United Kingdom

Turnover of the UK operations increased by 19.7% to £153.1m (2005: £127.9m), gross profit increased by 20.8% to £76.0m (2005: £62.9m) and operating profit increased by 26.5% to £19.6m (2005: £15.5m). Excluding our Scottish operations, which are managed separately from the rest of the UK, gross profit from Finance and Accounting increased by 15%, Marketing, Sales and Retail increased by 14% and the other disciplines increased by 42%. In Scotland we had a very successful first half with gross profit increasing by 66%. During the first half staff numbers increased by 70 to 1,387 at the end of June.

Continental Europe

Turnover of the Continental European operations increased by 35.2% to £104.4m (2005: £77.2m), gross profit increased by 45.6% to £59.3m (2005: £40.7m) and operating profit increased by 106.8% to £16.1m (2005: £7.8m). Our largest business in this region is France, which currently contributes approximately 40% of the region's gross profit and grew 25% in the first half of 2006. Elsewhere in the region our businesses are all performing well growing gross profits by 64%. We continue to invest in all countries in the region as we roll-out our disciplines. Since the beginning of the year we have added 139 staff making the region's headcount 1,181 at the end of June 2006.

Asia Pacific

Turnover of the Asia Pacific operations increased by 9.9% to £41.0m (2005: £37.3m). Gross profit increased by 14.6% to £21.6m (2005: £18.8m). Operating profit increased by 18.3% to £7.8m (2005: £6.6m). At the end of June we had 390 staff in the region, an increase of 31 since the start of the year.

Our largest business in the region, Australia, produced a disappointing performance in the first half with gross profit increasing by 4%. As a consequence we have made a number of management and operational changes which will be fully implemented by the end of the third quarter. While we believe these changes will be successful, they are unlikely to have any significant impact in the remainder of the current year.

Our offices in Hong Kong, Shanghai, Tokyo and Singapore all had a strong first half, growing gross profits collectively by 35%.

The Americas

In the Americas, turnover increased by 69.0% to £13.5m (2005: £8.0m) and gross profit increased by 70.4% to £9.7m (2005: £5.7m). Operating profit increased 117.0% to £1.6m (2005: £0.7m). While we have not opened a new office in the USA and Canada during the first half, we have invested heavily in new staff into the existing offices and begun the discipline roll-out starting with Human Resources, Sales and Marketing. In Brazil we achieved strong growth benefiting from further investment in new staff. In the region we now have 272 staff, an increase of 64 since the start of the year.

Taxation and earnings per share

The charge for taxation is based on the expected effective annual tax rate of 32.5% (2005: 26.0%) on profit before taxation. The effective rate was lower in 2005 due to the utilisation and recognition of prior years' tax losses. Basic earnings per share for the six months ended 30 June 2006 was 9.1p (2005: 6.6p) and diluted earnings per share was 8.8p (2005: 6.5p).

Cash flow

The Group started the year with net cash of £13.1m. In the first half we generated £26.7m from operations after funding a £23.9m increase in working capital reflecting the increased activity. Tax paid was £10.5m, and net capital expenditure was £3.0m. During the first half £39.7m was spent repurchasing 11.35m shares at an average price of 347.0p and dividends of £12.1m were paid. 20.4m share options were exercised during the first half generating £33.2m. At 30 June 2006, 18.4m share options are outstanding of which 6.7m have vested but have not been exercised. The Group had net cash of £7.5m at 30 June 2006.

Dividends

As previously stated, it is the Board's intention to pay dividends at a level which it believes is sustainable throughout economic cycles and to continue to use share repurchases to return surplus cash to shareholders. The Board has decided to increase the interim dividend by 20% to 1.8p (2005: 1.5p) per share. The interim dividend will be paid on 13 October 2006 to shareholders on the register at 15 September 2006.

Current trading and future prospects

The first half of the year produced record results for the Group with a number of excellent performances around the world. We continued to invest in the business and there remain numerous opportunities for further expansion. The outlook remains positive and we remain confident of sustained progress into the second half of the year. We will issue our third quarter trading update on 5 October 2006.



Adrian Montague
Chairman

14 August 2006

INTERIM INCOME STATEMENT
for the six months ended 30 June 2006

	Note	Six months ended 30 June 2006 £'000	Six months ended 30 June 2005 £'000	Year ended 31 December 2005 £'000
Turnover	3	**312,017**	250,415	523,810
Cost of sales		**(145,429)**	(122,247)	(256,229)
Gross profit	3	**166,588**	128,168	267,581
Administrative expenses		**(121,511)**	(97,586)	(201,062)
Operating profit	3	**45,077**	30,582	66,519
Financial income		**376**	193	393
Financial expenses		**(255)**	(231)	(776)
Profit before tax		**45,198**	30,544	66,136
Income tax expense	4	**(14,690)**	(7,942)	(16,506)
Profit for the period		**30,508**	22,602	49,630
Attributable to:				
Equity holders of the parent		**30,508**	22,602	49,630
Earnings per share				
Basic earnings per share (pence)	7	**9.1**	6.6	14.8
Diluted earnings per share (pence)	7	**8.8**	6.5	14.4

The above results relate to continuing operations.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY at 30 June 2006

	Called-up share capital £'000	Share premium £'000	Capital redemption reserve £'000	EBT reserve £'000	Treasury shares £'000	Currency translation reserve £'000	Retained earnings £'000	Total equity £'000
Balance at 1 January 2005	**3,572**	**–**	**178**	**(9,871)**	**(13,122)**	**(188)**	**79,931**	**60,500**
Currency translation differences	–	–	–	–	–	(203)	–	(203)
Net expense recognised directly in equity	–	–	–	–	–	(203)	–	(203)
Profit for the six months ended 30 June 2005	–	–	–	–	–	–	22,602	22,602
Total recognised (expense)/income for the period	–	–	–	–	–	(203)	22,602	22,399
Purchase of own shares	–	–	–	–	(24,920)	–	–	(24,920)
Credit in respect of share schemes	–	–	–	–	–	–	1,360	1,360
Dividends	–	–	–	–	–	–	(9,444)	(9,444)
	–	–	–	–	(24,920)	–	(8,084)	(33,004)
Balance at 30 June 2005	**3,572**	**–**	**178**	**(9,871)**	**(38,042)**	**(391)**	**94,449**	**49,895**

	Called-up share capital £'000	Share premium £'000	Capital redemption reserve £'000	EBT reserve £'000	Treasury shares £'000	Currency translation reserve £'000	Retained earnings £'000	Total equity £'000
Balance at 1 July 2005	**3,572**	**–**	**178**	**(9,871)**	**(38,042)**	**(391)**	**94,449**	**49,895**
Currency translation differences	–	–	–	–	–	695	–	695
Net income recognised directly in equity	–	–	–	–	–	695	–	695
Profit for the six months ended 31 December 2005	–	–	–	–	–	–	27,028	27,028
Total recognised income for the period	–	–	–	–	–	695	27,028	27,723
Purchase of own shares	–	–	–	–	(9,296)	–	–	(9,296)
Cancellation of treasury shares	(246)	–	246	–	47,338	–	(47,338)	–
Credit in respect of share schemes	–	–	–	–	–	–	5,562	5,562
Dividends	–	–	–	–	–	–	(4,988)	(4,988)
	(246)	–	246	–	38,042	–	(46,764)	(8,722)
Balance at 31 December 2005	**3,326**	**–**	**424**	**(9,871)**	**–**	**304**	**74,713**	**68,896**

	Called-up share capital £'000	Share premium £'000	Capital redemption reserve £'000	EBT reserve £'000	Treasury shares £'000	Currency translation reserve £'000	Retained earnings £'000	Total equity £'000
Balance at 1 January 2006	**3,326**	**–**	**424**	**(9,871)**	**–**	**304**	**74,713**	**68,896**
Currency translation differences	–	–	–	–	–	(811)	–	(811)
Net expense recognised directly in equity	–	–	–	–	–	(811)	–	(811)
Profit for the six months ended 30 June 2006	–	–	–	–	–	–	30,508	30,508
Total recognised (expense)/income for the period	–	–	–	–	–	(811)	30,508	29,697
Purchase of own shares for cancellation	(113)	–	113	–	–	–	(39,656)	(39,656)
Issue of share capital	205	33,001	–	–	–	–	–	33,206
Transfer to EBT reserve	–	–	–	970	–	–	(970)	–
Credit in respect of share schemes	–	–	–	–	–	–	7,856	7,856
Dividends	–	–	–	–	–	–	(12,100)	(12,100)
	92	33,001	113	970	–	–	(44,870)	(10,694)
Balance at 30 June 2006	**3,418**	**33,001**	**537**	**(8,901)**	**–**	**(507)**	**60,351**	**87,899**

INTERIM BALANCE SHEET
at 30 June 2006

	Note	Six months ended 30 June 2006 £'000	30 June 2005 £'000	Year ended 31 December 2005 £'000
Non-current assets				
Property, plant and equipment		**19,649**	18,352	19,666
Intangible assets - Goodwill		**1,539**	1,539	1,539
- Computer software		**2,082**	2,448	2,212
Deferred tax assets		**7,289**	6,891	9,255
Other receivables		**1,907**	1,756	1,106
		32,466	30,986	33,778
Current assets				
Trade and other receivables		**131,758**	102,399	104,935
Current tax receivable		**27**	623	336
Cash and cash equivalents	10	**25,846**	14,984	20,060
		157,631	118,006	125,331
Total assets	3	**190,097**	148,992	159,109
Non-current liabilities				
Other payables		**(599)**	(2,166)	(662)
Provisions for liabilities and charges		**(96)**	(394)	(192)
Deferred tax liabilities		**(230)**	(219)	(147)
		(925)	(2,779)	(1,001)
Current liabilities				
Trade and other payables		**(76,511)**	(62,397)	(71,624)
Bank overdrafts	10	**(18,300)**	(21,035)	(281)
Bank loans	10	**–**	–	(6,700)
Current tax payable		**(6,174)**	(12,406)	(10,223)
Provisions for liabilities and charges		**(288)**	(480)	(384)
		(101,273)	(96,318)	(89,212)
Total liabilities	3	**(102,198)**	(99,097)	(90,213)
Net assets		**87,899**	49,895	68,896
Capital and reserves				
Called-up share capital		**3,418**	3,572	3,326
Share premium		**33,001**	–	–
Capital redemption reserve		**537**	178	424
EBT reserve		**(8,901)**	(9,871)	(9,871)
Treasury shares		**–**	(38,042)	–
Currency translation reserve		**(507)**	(391)	304
Retained earnings		**60,351**	94,449	74,713
Total equity		**87,899**	49,895	68,896

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS for the six months ended 30 June 2006

	Note	Six months ended 30 June 2006 £'000	Six months ended 30 June 2005 £'000	Year ended 31 December 2005 £'000
Cash generated from operations	9	**26,660**	20,063	65,432
Income tax paid		**(10,548)**	(1,216)	(10,127)
Net cash from operating activities		**16,112**	18,847	55,305
Cash flows from investing activities				
Purchases of property, plant and equipment		**(3,103)**	(3,187)	(7,167)
Purchases of computer software		**(251)**	(611)	(965)
Proceeds from the sale of property, plant and equipment, and computer software		**311**	921	1,354
Proceeds from sale of business		**–**	–	1,353
Interest received		**376**	193	393
Net cash used in investing activities		**(2,667)**	(2,684)	(5,032)
Cash flows from financing activities				
Dividends paid		**(12,100)**	(9,444)	(14,432)
Interest paid		**(249)**	(216)	(773)
Proceeds from bank loan		**–**	–	6,700
Repayment of bank loan		**(6,700)**	–	–
Issue of own shares from the exercise of share options		**33,206**	–	–
Purchase of own shares		**(39,656)**	(24,920)	(34,216)
Net cash used in financing activities		**(25,499)**	(34,580)	(42,721)
Net (decrease)/increase in cash and cash equivalents		**(12,054)**	(18,417)	7,552
Cash and cash equivalents at the beginning of the period		**19,779**	12,215	12,215
Exchange (losses)/gains on cash and cash equivalents		**(179)**	151	12
Cash and cash equivalents at the end of the period	10	**7,546**	(6,051)	19,779

1. Corporate information

Michael Page International plc is a limited liability company incorporated and domiciled within the United Kingdom whose shares are publicly traded. The condensed consolidated interim financial statements of the Company as at and for the six months ended 30 June 2006 comprise the Company and its subsidiaries (together referred to as the "Group").

The condensed consolidated interim financial statements of the Group for the six months ended 30 June 2006 were authorised for issue in accordance with a resolution of the directors on 11 August 2006.

2. Basis of preparation and accounting policies

Basis of preparation

These condensed consolidated interim financial statements have been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules. They do not include all the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended 31 December 2005. The condensed consolidated interim financial statements are unaudited but have been reviewed by the auditors and their report is included on page 18.

Nature of financial information

The financial information set out above does not constitute the Group's audited statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 31 December 2005 has been extracted from the statutory accounts for that year which have been delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain a statement under Section 237 (2) or (3) of the Companies Act 1985.

Significant accounting policies

The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended 31 December 2005.

3. Segment reporting

Business is the Group's primary segment. The consolidated entity operates in one business segment being that of recruitment services. As a result, no additional business segment information is required to be provided. The Group's secondary segment is geography. The segment results by geography are shown below:

(a) Turnover and gross profit by geographic region

		Turnover			Gross Profit		
		Six months ended		Year ended	Six months ended		Year ended
		30 June 2006 £'000	30 June 2005 £'000	31 December 2005 £'000	30 June 2006 £'000	30 June 2005 £'000	31 December 2005 £'000
United Kingdom		**153,120**	127,876	269,623	**76,027**	62,946	129,535
Continental Europe		**104,392**	77,228	159,157	**59,301**	40,719	86,138
Asia Pacific	Australia	**31,604**	30,230	61,152	**12,874**	12,365	24,722
	Other	**9,378**	7,077	15,565	**8,677**	6,440	14,315
	Total	**40,982**	37,307	76,717	**21,551**	18,805	39,037
Americas		**13,523**	8,004	18,313	**9,709**	5,698	12,871
		312,017	250,415	523,810	**166,588**	128,168	267,581

The above analysis by destination is not materially different to analysis by origin.

3. Segment reporting (continued)

The analysis below is of the carrying amount of segment assets, segment liabilities and capital expenditure. Segment assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. The individual geographic segments exclude income tax assets and liabilities. Capital expenditure comprises additions to property, plant and equipment, motor vehicles and computer hardware/software.

(b) Segment assets, segment liabilities and capital expenditure by geographic region

		Total Assets			Total Liabilities		
		Six months ended		Year ended	Six months ended		Year ended
		30 June 2006 £'000	30 June 2005 £'000	31 December 2005 £'000	30 June 2006 £'000	30 June 2005 £'000	31 December 2005 £'000
United Kingdom		**76,267**	60,981	66,379	**52,344**	51,634	39,159
Continental Europe		**79,858**	59,533	64,932	**34,535**	27,695	31,648
Asia Pacific	Australia	**13,619**	14,069	12,256	**5,116**	4,944	5,547
	Other	**9,215**	7,230	6,877	**1,712**	1,170	1,694
	Total	**22,834**	21,299	19,133	**6,828**	6,114	7,241
Americas		**11,111**	6,556	8,329	**2,317**	1,248	1,942
Segment assets/liabilities		**190,070**	148,369	158,773	**96,024**	86,691	79,990
Income tax assets/liabilities		**27**	623	336	**6,174**	12,406	10,223
		190,097	148,992	159,109	**102,198**	99,097	90,213

		Capital Expenditure		
		Six months ended		Year ended
		30 June 2006 £'000	30 June 2005 £'000	31 December 2005 £'000
United Kingdom		**947**	1,821	3,117
Continental Europe		**1,332**	852	2,403
Asia Pacific	Australia	**229**	176	773
	Other	**204**	408	584
	Total	**433**	584	1,357
Americas		**642**	541	1,255
Segment capital expenditure		**3,354**	3,798	8,132

3. Segment reporting (continued)

(c) Turnover and gross profit by discipline

	Turnover			Gross Profit		
	Six months ended		Year ended	Six months ended		Year ended
	30 June 2006 £'000	30 June 2005 £'000	31 December 2005 £'000	30 June 2006 £'000	30 June 2005 £'000	31 December 2005 £'000
Finance and accounting	**197,083**	160,551	336,207	**97,361**	76,248	159,463
Marketing, sales and retail	**48,765**	40,926	84,591	**32,642**	26,792	55,111
Other	**66,169**	48,938	103,012	**36,585**	25,128	53,007
	312,017	250,415	523,810	**166,588**	128,168	267,581

(d) Turnover and gross profit generated from permanent and temporary placements

	Turnover			Gross Profit		
	Six months ended		Year ended	Six months ended		Year ended
	30 June 2006 £'000	30 June 2005 £'000	31 December 2005 £'000	30 June 2006 £'000	30 June 2005 £'000	31 December 2005 £'000
Permanent	**132,419**	98,692	205,482	**124,896**	93,461	194,967
Temporary	**179,598**	151,723	318,328	**41,692**	34,707	72,614
	312,017	250,415	523,810	**166,588**	128,168	267,581

(e) Operating profit by geographic region

		Six months ended		Year ended
		30 June 2006 £'000	30 June 2005 £'000	31 December 2005 £'000
United Kingdom		**19,568**	15,464	31,939
Continental Europe		**16,122**	7,797	19,449
Asia Pacific	Australia	**4,018**	4,268	8,509
	Other	**3,774**	2,318	5,593
	Total	**7,792**	6,586	14,102
Americas		**1,595**	735	1,029
Operating profit		**45,077**	30,582	66,519

The above analyses in notes (b) segment liabilities by geographic region, (c) turnover and gross profit by discipline (being the professions of candidates placed), (d) turnover and gross profit generated from permanent and temporary placements, and (e) by operating profit, have been included as additional disclosure over and above the requirements of IAS 14 "Segment Reporting". Note (d) turnover and gross profit generated from permanent and temporary placements has been included for the first time for the purposes of providing additional information.

4. Taxation

The Group's consolidated effective tax rate in respect of continuing operations for the six months ended 30 June 2006 was 32.5% (30 June 2005: 26.0%, 31 December 2005: 25.0%).

	Six months ended		Year ended
	30 June 2006 £'000	30 June 2005 £'000	31 December 2005 £'000
Tax charge			
United Kingdom	**8,102**	5,497	9,191
Overseas	**6,588**	2,445	7,315
Income tax expense reported in the condensed consolidated income statement	**14,690**	7,942	16,506

5. Dividends

	Six months ended		Year ended
	30 June 2006 £'000	30 June 2005 £'000	31 December 2005 £'000
Amounts recognised as distributions to equity holders in the period:			
Final dividend for the year ended 31 December 2005 of 3.5p per ordinary share (2004: 2.75p)	**12,100**	9,444	9,444
Interim dividend for the period ended 30 June 2005 of 1.5p per ordinary share	–	–	4,988
	12,100	9,444	14,432
Amounts proposed as distributions to equity holders in the period:			
Proposed interim dividend for six months ended 30 June 2006 of 1.8p per ordinary share (2005: 1.5p)	**6,092**	4,988	–

The proposed interim dividend had not been approved by the Board at 30 June 2006 and therefore has not been included as a liability. The comparative interim dividend at 30 June 2005 was also not recognised as a liability in the prior period.

The proposed interim dividend of 1.8 pence (2005: 1.5 pence) per ordinary share will be paid on 13 October 2006 to shareholders on the register at the close of business on 15 September 2006.

6. Share-based payments

In accordance with IFRS 2 "Share-based Payment", a charge of £3.2m has been recognised for share options including social charges (30 June 2005: £0.9m, 31 December 2005: £2.9m), and £2.0m has been recognised for other share-based payment arrangements including social charges (30 June 2005: £0.6m, 31 December 2005: £1.5m).

7. Earnings per ordinary share

The calculation of the basic and diluted earnings per share is based on the following data:

	Six months ended		Year ended
	30 June *2006*	30 June *2005*	31 December *2005*
Earnings			
Earnings for basic earnings per share (£'000)	**30,508**	22,602	49,630
Number of shares			
Weighted average number of shares used for basic earnings per share ('000)	**336,276**	341,591	336,283
Dilution effect of share plans ('000)	**8,839**	5,617	9,014
Diluted weighted average number of shares used for diluted earnings per share ('000)	**345,115**	347,208	345,297
Basic earnings per share (pence)	**9.1**	6.6	14.8
Diluted earnings per share (pence)	**8.8**	6.5	14.4

The above results relate to continuing operations.

8. Property, plant and equipment

Acquisitions and disposals

During the six months ended 30 June 2006 the Group acquired property, plant and equipment with a cost of £3.1m (30 June 2005: £3.2m, 31 December 2005: £7.2m).

Property, plant and equipment with a carrying amount of £0.3m were disposed of during the six months ended 30 June 2006 (30 June 2005: £0.7m, 31 December 2005: £1.1m), resulting in neither a gain nor a loss on disposal (30 June 2005: gain of £0.2m, 31 December 2005: gain of £0.2m).

Capital commitments

The Group had contractual capital commitments of £1.3m as at 30 June 2006 (30 June 2005: £0.5m, 31 December 2005: £0.4m) relating to property, plant and equipment.

9. Cash flows from operating activities

	Six months ended		Year ended
	30 June 2006 £'000	30 June 2005 £'000	31 December 2005 £'000
Profit before tax	**45,198**	30,544	66,136
Depreciation and amortisation charges	**3,041**	3,080	6,162
Loss/(profit) on sale of property, plant and equipment, and computer software	**359**	(150)	(183)
Profit on the sale of business	**–**	–	(622)
Share scheme charges	**2,045**	955	2,694
Net finance (income)/cost	**(121)**	38	383
Operating cashflow before changes in working capital and provisions	**50,522**	34,467	74,570
Increase in receivables	**(28,357)**	(17,096)	(17,907)
Increase in payables	**4,687**	3,008	9,381
Decrease in provisions	**(192)**	(316)	(612)
Cash generated from operations	**26,660**	20,063	65,432

10. Cash and cash equivalents

	Six months ended		Year ended
	30 June 2006 £'000	30 June 2005 £'000	31 December 2005 £'000
Cash at bank and in hand	**16,654**	11,103	11,095
Short term deposits	**9,192**	3,881	8,965
Cash and cash equivalents	**25,846**	14,984	20,060
Bank overdrafts	**(18,300)**	(21,035)	(281)
Cash and cash equivalents in the statement of cash flows	**7,546**	(6,051)	19,779
Bank loans	**–**	–	(6,700)
Net funds/(debt)	**7,546**	(6,051)	13,079

INDEPENDENT REVIEW REPORT TO MICHAEL PAGE INTERNATIONAL PLC

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2006 which comprise the condensed consolidated income statement, the condensed consolidated statement of changes in equity, the condensed consolidated balance sheet, the condensed consolidated statement of cash flows and related notes 1 to 10. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2006.

Deloitte & Touche LLP
Chartered Accountants
London

14 August 2006

Page House, 1 Dashwood Lang Road
The Bourne Business Park, Addlestone
Weybridge, Surrey KT15 2QW
Tel: 01932 264144 Fax: 01932 264297
www.michaelpage.co.uk